SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



RECEIVED
2010 APR 28 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare
100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: 21/04/2010

SUPPL

To: All Canadian Securities Regulatory Authorities

Subject: ALTAI RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	17/05/2010
Record Date for Voting (if applicable) :	17/05/2010
Beneficial Ownership Determination Date :	17/05/2010
Meeting Date :	21/06/2010
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON	02136K108	CA02136K1084

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for ALTAI RESOURCES INC.

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